UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 17, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

The Royal Bank of Scotland Group plc

File No. 1-10306 - CF#37319

The Royal Bank of Scotland Group plc submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on February 28, 2019.

Based on representations by The Royal Bank of Scotland Group plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), and information contained in personnel, medical or similar files that if disclosed would constitute an unwarranted invasion of privacy under the Freedom of Information Act, 5 U.S.C. 552(b)(6), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.19	through March 29, 2023
Exhibit 4.20	through March 29, 2023
Exhibit 4.21	through March 29, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa Countryman
Acting Secretary